Exhibit B

General

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Metallica Resources Inc. (the “Company”) as of February 18, 2005. It provides a detailed analysis of the Company’s business and compares its 2004 financial results with those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

The Company is a natural resources company focused on the exploration and development of both precious and base metal properties throughout the Americas. The Company has two principal mineral properties: the Cerro San Pedro gold and silver project in Mexico and the El Morro copper-gold project in Chile.

The Cerro San Pedro project is 100%-owned by the Company and contains estimated mineral reserves1 of 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2 to 1. This equates to 1.2 million ounces of gold and 47 million ounces of silver. The mineral reserves have been estimated using a gold price of $325 per ounce and a silver price of $4.62 per ounce, and were estimated by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

[1] Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Act of 1933 as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. The Cerro San Pedro project mineral reserves are classified as such under both Canadian and U.S. regulatory authorities.

The El Morro project is subject to an exploration agreement which allows Noranda Inc. to earn a 70% interest in the project by making a $10 million payment to the Company by September 14, 2005. Using a 0.4% copper cut-off grade, Noranda has estimated that the La Fortuna area of the El Morro project contains an inferred mineral resource2 of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne of gold, which equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. The inferred mineral resource estimate was prepared by Noranda Inc. under the supervision of John Sullivan, former director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda, the Qualified Persons, in accordance with Canadian Securities Administrators National Instrument 43-101.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Mineral Properties and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico.

An impairment assessment was performed using estimated long-term future gold and silver prices of $375 per ounce and $5.75 per ounce, respectively. Estimated long-term gold and silver prices were determined largely from prices used by peers, current market prices, historical price trends and analysts’ price expectations.

Accounting for Stock Options:

The fair value of share options used to calculate compensation expense has been estimated using

[2] Cautionary note to U.S. investors concerning estimates of inferred mineral resources: The Company advises U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

Under Canadian rules, an “inferred resource estimate” is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003	2002
Risk free interest rate (Canada)	3.3% to 3.5%	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company’s common shares	70% to 71%	75% to 87%	110%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

Asset Retirement Obligation:

The Company’s reclamation and closure cost obligation is calculated using highly subjective assumptions that include the Company’s long-term risk adjusted risk free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation. Any changes in these subjective assumptions could materially affect the Company’s reclamation and closure cost obligation.

Mineral Properties and Deferred Costs

The Company’s current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company’s exploration activities, other than grass-roots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event that the Company elects to proceed with the development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit-of-production basis as the estimated total reserves are mined. Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, net income or loss of the Company may be volatile.

Financial Results of Operations

The Company has incurred losses in two of the last three years due to the lack of an operating property or other revenue generating activity. The exception was the current year during which the Company had net income as a result of foreign exchange gains. Management anticipates that net losses of the Company will continue for at least the next year as a result of ongoing corporate general and administrative, exploration and reclamation expenses, write-downs of mineral properties and deferred costs, and other costs and expenses. With the acquisition of Glamis Gold Ltd.’s (“Glamis”) 50% interest in the Cerro San Pedro project in February 2003, the Company anticipates that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned Cerro San Pedro project in Mexico. However, there are no assurances that commercial production from the Cerro San Pedro project will be achieved or that such mining activities would be profitable. Construction of the Cerro San Pedro mine began in February 2004 and was suspended in June 2004 pending resolution of various permitting and other issues involving the project. As of February 18, 2005, project construction has not recommenced as discussed in the “Corporate Outlook, Contingencies and Other” section of MD&A.

Selected Annual Information

	2004	2003	2002
Total revenues	$—	$—	$—
Net income (loss)	$1,368,462	$(1,715,547)	$(1,320,321)
Total assets	$90,293,100	$93,353,848	$17,491,038
Long-term liabilities	$203,818	$—	$—
Basic net income (loss) per share	$0.02	$(0.04)	$(0.04)
Diluted net income (loss) per share	$0.01	$(0.04)	$(0.04)

The increase in total assets of $75.86 million at December 31, 2003, as compared to December 31, 2002, primarily results from net proceeds from two equity financings in 2003 totaling $70.78 million. Net income in 2004 of $1.37 million was primarily attributable to an increase in foreign exchange gains from $0.61 million in 2003 to $2.17 million in 2004. The selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

2004 Compared with 2003

The Company reported net income of $1.37 million for the year ended December 31, 2004 as compared to a net loss of $1.72 million for the year ended December 31, 2003. Significant changes between the 2004 and 2003 income and expense amounts that comprise net income (loss) are discussed below.

The Company does not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it does not have any operating income or cash flow from operations. The Company’s only significant source of operating income is from interest earned on cash and cash equivalents, and income from option payments.

Interest income for the year ended December 31, 2004 increased to $0.93 million from $0.16 million in the preceding year. The $0.77 million increase resulted from higher average invested cash balances in 2004 as a result of a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income in 2004 was the receipt of option payments from the sale of its Mara Rosa project totaling $0.30 million, as compared to $0.15 million in 2003. The Company entered into an agreement in November 2003 to sell its Mara Rosa project for $0.45 million, as described in Note 3(e) to the consolidated financial statements.

General and administrative expenses for the year ended December 31, 2004 totaled $1.47 million and were $0.22 million higher than the 2003 expenditures of $1.25 million. The increase was primarily attributable to an increase in business insurance premiums, higher financial advisory services and retainer fees paid to the Company’s directors.

Stock-based compensation expense increased from $0.01 million for the year ended December 31, 2003 to $0.08 million for the year ended December 31, 2004. The $0.07 million increase results from the Company’s adoption of the Canadian Institute of Chartered Accountants (“CICA”) Section 3870 – Stock-based Compensation and Other Stock-based Payments on January 1, 2004, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. In addition, the Company deferred stock-based compensation expense totaling $552,400 in 2004 that was attributable to stock options granted to employees at its Cerro San Pedro project.

The Company terminated its MIMK exploration program in 2004 and abandoned its remaining MIMK properties which resulted in a write-down of mineral properties and deferred costs totaling $0.08 million in 2004. The Company also abandoned its Los Colorados MIMK exploration property in 2003 resulting in a write-down of mineral properties and deferred costs totaling $0.70 million in 2003.

Interest expense of $0.04 million and $0.45 million for the years ended December 31, 2004 and 2003, respectively, represents interest accretion on acquisition debt relating to the Company’s purchase of its former joint venture partner’s 50% interest in the Cerro San Pedro project in February 2003. The acquisition debt was paid off in February 2004.

Foreign exchange gains of $2.17 million in 2004 and $0.61 million in 2003 are primarily attributable to unrealized gains associated with holding the majority of the net proceeds from the Company’s December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003, and 1.2048 on December 31, 2004.

Income tax expense increased from a ($0.01) million income tax benefit in 2003 to $0.14 million of income tax expense in 2004. The $0.15 million increase in income taxes in the current period results from approximately $0.09 million of Canadian withholding taxes on interest earnings from a foreign subsidiary, and approximately $0.05 million of Mexican income taxes. In the preceding year, Canadian withholding and Mexican income taxes were insignificant.

2003 Compared with 2002

The Company reported a net loss of $1.72 million for the year ended December 31, 2003 as compared to a net loss of $1.32 million for the year ended December 31, 2002. Significant changes between the 2003 and 2002 income and expense amounts that comprise net income (loss) are discussed below.

Interest income for the year ended December 31, 2003 increased to $0.16 million from $0.06 million in the preceding year. The $0.10 million increase resulted from higher average invested cash balances in 2003 due to a $9.47 million private placement for shares and warrants that closed in March 2003, and a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income was from option payments received in 2003 totaling $0.15 million for the sale of its Mara Rosa project.

General and administrative expenses for the year ended December 31, 2003 totaled $1.25 million and were $0.33 million higher than the 2002 expenditures of $0.92 million. The increase was primarily attributable to a direct mail marketing program undertaken in 2003 at a cost of $0.25 million.

Exploration expenses for the year ended December 31, 2003 were $0.22 million as compared to $0.25 million for 2002. The $0.03 million decrease resulted from management’s focus on project development and financing activities at its Cerro San Pedro project in 2003 versus exploration activities.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.02 million for the year ended December 31, 2003, as compared to $0.20 million for 2002. The Company conducted a significant level of reclamation and closure related activities at the Mara Rosa project in 2002, whereas the Company’s efforts in 2003 were focused on selling the project. The project was sold in November 2003.

The Company abandoned its Los Colorados MIMK exploration project in 2003, which resulted in a write-down of mineral properties and deferred costs totaling $0.70 million. The Company also abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002.

Interest expense of $0.45 million for the year ended December 31, 2003 included $0.44 million of interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project in February 2003. There was no interest expense in the preceding year.

Foreign exchange gain of $0.61 million in 2003 was primarily attributable to unrealized gains associated with holding the net proceeds from the December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at year end. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003. The majority of the Company’s assets, liabilities and operations in 2002 were denominated in U.S. dollars, resulting in an insignificant foreign exchange loss for 2002.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	2004
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss)	$1,582,433	$1,649,917	$(1,174,302)	$(689,586)
Basic net income (loss) per share	$0.02	$0.02	$(0.01)	$(0.01)
Diluted net income (loss) per share	$0.01	$0.02	$(0.01)	$(0.01)

	2003
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss)	$363,253	$(1,326,066)	$(388,595)	$(364,139)
Basic net income (loss) per share	$0.01	$(0.03)	$(0.01)	$(0.01)
Diluted net income (loss) per share	$0.01	$(0.03)	$(0.01)	$(0.01)

The high quarterly net income (loss) volatility for 2004 primarily results from holding significant cash balances in Canadian dollars and high fluctuations in US$/Cdn$ exchange rates. Net foreign exchange gains (losses) totaled ($587,903), ($895,249), $1,851,729 and $1,800,680 for the 1st, 2nd, 3rd and 4th quarters of 2004, respectively. The US$/Cdn$ exchange rate was 1.2946 at December 31, 2003, and 1.3081, 1.3453, 1.2699 and 1.2048 as of March 31, June 30, September 30 and December 31, 2004, respectively.

The increase in loss for the 3rd quarter of 2003 as compared to the preceding two quarters is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the 4th quarter of 2003 of $0.36 million results from a foreign exchange gain of $0.60 million due to holding net proceeds of Cdn$80.75 million from the Company’s December 11, 2003 public equity offering in Canadian dollars and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at year end.

Liquidity and Capital Resources

The Company relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants, and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results from exploration and development activities, and management’s assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favorable terms. Furthermore, there is no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favorable terms.

For the years ended December 31, 2004, 2003 and 2002, the Company received net proceeds of $0.76 million, $71.17 million and $4.08 million, respectively, from the sale of equity securities, and the exercise of warrants and stock options. Approximately $70.78 million of the 2003 net proceeds is due to a private placement financing for $9.47 million that closed in March 2003, and a public equity offering for $61.31 million that closed in December 2003. A portion of the proceeds from the December 2003 equity financing was used in 2004 to complete the Company’s acquisition of its former joint venture partner’s 50% interest in the Cerro San Pedro project ($11 million), and to fund construction and other project related activities at the Cerro San Pedro project totaling $14.89 million. The Company does not anticipate that it will need to obtain additional equity financing for at least the next year.

The March 11, 2003 private placement financing resulted in the issuance of 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.47 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant entitled the holder to purchase one common share at an exercise price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, while the remaining 353,500 compensation warrants were exercised in 2004.

The December 11, 2003 public equity offering resulted in the issuance of 38.7 million units at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.

The fair value attributable to the warrants and compensation warrants that were issued in the March 2003 financing was $1,484,758 and $136,440, respectively. The fair value attributable to the warrants that were issued in the December 2003 financing was $5,889,285. The fair value attributable to the warrants and compensation warrants was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate (Canada)	4.0% to 4.1%
Expected dividend yield	0.0%
Expected volatility of the Company’s common shares	73% to 87%
Expected life of warrant	1 to 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

At December 31, 2004, the Company had working capital of $41.75 million as compared to $59.74 million at December 31, 2003. The decrease in working capital of $17.99 million primarily results from the following expenditures relating to the Cerro San Pedro project that were incurred during the year ended December 31, 2004: Payments to Glamis totaling $5 million for contingent purchase price payments and $2.25 million for a royalty, and $12.50 million for project development, construction and mineral property costs. The Company has completed all of its payment obligations relating to its purchase of Glamis’ 50% interest in the Cerro San Pedro project.

The Company’s cash and cash equivalents decreased by $24.26 million for the year ended December 31, 2004 as compared to an increase in cash and cash equivalents of $61.59 million for the year ended December 31, 2003. The $85.85 million increase in 2004 cash outflows is primarily attributable to the following: an increase of $6.33 million in payments in the current year to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty, an increase in expenditures on mineral properties and deferred costs totaling $10.59 million principally due to commencement of construction at the Cerro San Pedro project in February 2004, and a $70.40 million decrease in proceeds from the issuance of common shares, and the exercise of warrants and stock options in the current year.

As of December 31, 2004, the Company had capitalized mineral properties and deferred expenditures totaling $47.36 million. This amount includes $45.22 million relating to the Cerro San Pedro project, of which $19.75 million and $14.48 million was capitalized in 2004 and 2003, respectively, for acquisition and other project related costs.

In February 2003, the Company acquired Glamis’ 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. As a result of the purchase, MSX became a wholly owned subsidiary of the Company. The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. The purchase price included a contingent payment for $2.5 million payable upon commencement of commercial production and an additional contingent payment for $2.5 million due one year from commencement of commercial production. In addition, Glamis retained a sliding scale net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project when gold prices equal or exceed $325 per ounce.

The fair value of the consideration paid to Glamis of $12.5 million ($2.0 million paid at closing less 50% of MSX’s working capital deficit of $58,328, plus $10.5 million representing the estimated present value of future cash payments of $11.0 million) was allocated to the fair value of the net assets acquired as follows:

Fair value of net assets acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,461,971

12,629,794

Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, Discounted at 6%	10,516,807

$12,458,479

In August 2003 and in February 2004, the Company made acquisition debt payments to Glamis totaling $5.0 million and $6.0 million, respectively. In March 2004, the Company acquired the sliding scale net returns royalty from Glamis for $2.25 million and paid the remaining $5.0 million of contingent payments owed to Glamis. The Company has completed all of its payment obligations to Glamis resulting from its acquisition of Glamis’ 50% interest in MSX.

Capitalized expenditures relating to the El Morro copper-gold project in Chile totaled $1.64 million at December 31, 2004 and included $0.60 million and $0.01 million for deferred costs that were capitalized during the years ended December 31, 2004 and 2003, respectively. In December 2004, the Company and Noranda agreed to acquire a 2% NSR royalty on the project held by a former landowner for $2.0 million. Metallica acquired a 30% interest in the royalty for $0.6 million, while Noranda acquired a 70% interest in the royalty for $1.4 million.

Additional expenditures were made on the Company’s El Morro project by Noranda pursuant to earn-in requirements. Noranda informed the Company that it has incurred approximately $12 million for exploration and property acquisition expenditures on the El Morro project through December 31, 2004, of which approximately $1 million was incurred in 2004. The Company’s exploration agreement with Noranda provides that Noranda fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One requirement of the exploration agreement is that Noranda must make a $10 million payment to the Company by September 2005. If, and when, the $10 million payment is made, the Company will be required to fund its 30% share of future exploration expenditures at the El Morro project. See Note 3(b) to the consolidated financial statements for details relating to the terms of the El Morro exploration agreement.

In September 2004, the Company entered into an option agreement to acquire a 100% interest in the Rio Figueroa copper-gold exploration project in Chile. The option agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million, in order to exercise the option. As of December 31, 2004, the Company had capitalized $0.49 million of costs on the Rio Figueroa project.

The Company’s contractual obligations for future payments are summarized as follows:

	Payments Due by Period
		Less than	1 – 3	4 – 5
Contractual Obligations	Total	1 year	Years	Years	After 5 Years
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	446,080	80,023	130,442	94,246	141,369
Purchase obligations (1)	110,541,000	7,687,000	28,645,000	29,748,000	44,461,000
Other long-term obligations	—	—	—	—	—

Total contractual obligations	$110,987,080	$7,767,023	$28,775,442	$29,842,246	$44,602,369

(1) Purchase obligations include estimated amounts to be incurred by Washington Group International totaling $104.7 million, exclusive of fuel costs, pursuant to a ten-year contract mining and construction services agreement for the Cerro San Pedro project that was entered into on December 30, 2003. Although project construction is currently suspended, the remaining contract value has been allocated to future years assuming that construction will re-commence in mid-2005. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to Washington Group International as follows:

Termination
and
Demobilization
Termination Period	Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	—

It is estimated that approximately $4 to $5 million of annual expenditures to be incurred pursuant to the Washington Group contract will be incurred in Mexican pesos. The US$/peso exchange rate used in the Washington Group contract was approximately 10.75. As of February 18, 2005, the US$/peso exchange rate was 11.09. In addition to the Washington Group contract, the Company will incur peso denominated costs for fuel, explosives, power, water, salaries and other supplies totaling approximately $7 million per year. The Company does not currently intend to enter into currency hedging arrangements for its estimated Mexican peso expenditures.

Purchase obligations also include option payments and exploration work commitments relating to the Rio Figueroa project totaling $4.5 million. In addition, $0.4 million is owed to the former owners of certain mining concessions at the El Morro project within two years of commencement of mining operations, as well as minimum annual royalty payments totaling $0.9 million that is owed to a former owner of certain mining concessions at the Cerro San Pedro project.

The reclamation obligation for the Cerro San Pedro project, based on the Company’s September 2003 feasibility study, is estimated to be $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

The Company entered into an agreement with a Mexican governmental agency to provide approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing of funding this commitment has not been finalized, it is anticipated that the $360,000 will be funded by the Company over a period of approximately twelve years.

Outstanding Share Data

As of February 18, 2005, the Company has issued one class of common shares and has a total of 82,691,434 shares outstanding. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. The Company has an additional 5,049,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$2.00 per share through March 11, 2005. Stock options outstanding as of February 18, 2005 total 2,535,500 and are exercisable for common shares at prices ranging from Cdn$0.45 per share to Cdn$2.87 per share.

Corporate Outlook, Contingencies and Other

The Company’s focus for 2004 was the construction of its Cerro San Pedro gold and silver project in central Mexico (the “Project”) and the resolution of various permitting and other issues involving the project. Construction began in February 2004 and was expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. In June 2004, the Company suspended project construction pending receipt of the project explosives permit and the annual renewal of the municipal construction and operating licenses. In August 2004, the Company received the annual municipal construction and operating licenses, and in October 2004, the Company received the annual project explosives permit. The project explosives permit, as with all mine explosives permits in Mexico, expired on December 31, 2004. The Company has applied for and is awaiting receipt of the explosives permit for 2005. In 2005, the Company intends to focus its efforts towards resolving the two issues discussed below and recommencing construction of the Project; however, there are no assurances that the Company’s efforts to resolve these and other issues will be successful, or that it will recommence construction. Expenditures relating to the Project for 2005 are estimated to be between $3 million and $29 million, depending upon when, and if, construction recommences.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who were seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available to the Company.

In April 2004, a San Luis Potosí, Mexico, Agrarian Court rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, has appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

The Company’s exploration and project development activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted

Noranda Inc. is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 14, 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. The Company does not anticipate that it will incur over $1 million in exploration costs on the El Morro project in 2005.

The Company currently estimates that 2005 expenditures on the Rio Figueroa and other exploration projects will be approximately $1.0 to $1.5 million. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

The Company has historically managed its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company’s expenditures are made, the U.S. dollar. Based on US$/Cdn$ currency trends, interest rate differentials and market conditions, management and the Company’s directors elected to maintain the Canadian dollar proceeds from the December 11, 2003 public equity offering of Cdn$80.75 million in Canadian dollars. The US$/Cdn$ exchange rate was 1.3082 on December 11, 2003, 1.2946 on December 31, 2003, 1.2048 at December 31, 2004 and 1.2279 at February 18, 2005. As of February 18, 2005, the Company holds approximately Cdn$42 million. Since the Company’s reporting currency is the U.S. dollar, foreign currency gains and losses on its Canadian dollar cash balances can result in volatile net losses and earnings.

The CICA has issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which will be effective for annual and interim periods beginning on or after January 1, 2005. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company does not expect the adoption of this Guideline to have a material impact on its financial position or results of operations.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Item 3. Key Information – D. Risk Factors” in this Annual Report on Form 20-F. These which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-

looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that the Company is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.